

May 10, 2012

<u>Via E-mail</u>
James I. Freeman
Chief Financial Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, AR 72201

> **Re: Dillard's, Inc.**
> **Form 10-K for the fiscal year ended January 28, 2012**
> **Filed March 22, 2012**
> **File No. 001-06140**

Dear Mr. Freeman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended January 28, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 1. Description of Business and Summary of Significant Accounting Policies, page F-9</u>

<u>Cash Equivalents, page F-9</u>

1.   We note you have included within cash equivalents instruments which can be redeemed by forfeiting three months of earned interest. Generally, only investments with original maturities of three months or less qualify under that definition. See FASB ASC 305-10-20. For those instruments with original maturities greater than three months that you

have included in cash equivalents, please tell us the nature of the instruments, the total amount of those instruments for each period presented, and the basis for your conclusion that the instruments were cash equivalents.

Merchandise Inventories, page F-9

2.   Please refer to your statement that the LIFO method, after a lower of cost or market adjustment, approximated the cost of inventories using the FIFO method. Please tell us the amount of the adjustment made for each period presented and explain to us how you recorded the adjustment. In this regard, we note your disclosure that there was no impact to cost of sales, please explain.

3.   Your disclosure indicates that inventory values on the FIFO retail inventory method were lower than your inventory using the LIFO retail inventory method at both January 28, 2012 and January 29, 2011. Given the deflation in your inventories over at least the last two year period, please provide us the lower of cost or market analysis you performed each period in determining your inventories valued at the LIFO retail inventory method would not be recoverable or substantially recoverable with an approximately normal profit upon sale in the ordinary course of business and the subsequent adjustments to the FIFO inventory costs as of the above referenced fiscal year ends. Please tell us the retail value of your inventories at the end of each period. See FASB ASC 330-10-35.

Gift Card Revenue Recognition, page F-12

4.   Please explain the rationale for recognizing gift card breakage income as a reduction of cost of sales in your disclosure. We assume revenue associated with gift cards redeemed is recognized as net sales or other income. Please include in your response the amount of gift card breakage income recognized for each period presented that you have recorded as a reduction of cost of sales and the GAAP basis supporting for your classification.

Note 9. Stockholders' Equity, page F-24

5.   We note the significant accumulation of treasury stock under the stock repurchase programs as of January 28, 2012. Please disclose your accounting treatment for the allocation of the amounts paid for treasury shares. See FASB ASC 505-30-50-4. In addition, please expand your Management's Discussion and Analysis of Financial Condition and Results of Operations to disclose whether the stock has been acquired for retirement, purposes other than retirement or the ultimate disposition has not yet been determined.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Steven K. Nelson